Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended March 31, 2005 (millions)
Operating Revenue	$6,858

Operating Expenses	5,387

Income from operations	1,471

Other income (loss)	29

Interest and related charges	182

Income before income taxes	1,318

Income taxes	475

Net income	$ 843